Exhibit 99.1

Weibo Reports First Quarter 2023 Unaudited Financial Results and Dividend

BEIJING, China – May 25, 2023 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for first quarter ended March 31, 2023.

“We witnessed gradual recovery of our business in the first quarter of 2023 amid reopening,” said Gaofei Wang, CEO of Weibo. “Throughout this quarter, we are encouraged to see solid user engagement improvement, with our continued execution of operating efficiency initiatives. Looking ahead to our monetization, with normalization of offline activities and gradual recovery of consumer spending, we will ramp up our efforts to capture pent-up demands from advertisers. In addition, we will focus on sectors that have demonstrated resilience amid economic challenges as well as those with growth opportunities, to further unlock monetization potentials of our platform. Lastly, we are pleased to announce that our board of directors has approved a special cash dividend to our shareholders. Going forward, we will remain committed to our long-term growth opportunity, with a focus on financial discipline and returning value to our shareholders.”

First Quarter 2023 Highlights

•	Net revenues were $413.8 million, a decrease of 15% year-over-year or a decrease of 7% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were $355.3 million, a decrease of 17% year-over-year.
•	Value-added service (“VAS”) revenues were $58.5 million, an increase of 2% year-over-year.
•	Income from operations was $96.5 million, representing an operating margin of 23%.
•	Net income attributable to Weibo’s shareholders was $100.5 million and diluted net income per share was $0.42.
•	Non-GAAP income from operations was $128.6 million, representing a non-GAAP operating margin of 31%.
•	Non-GAAP net income attributable to Weibo’s shareholders was $111.2 million and non-GAAP diluted net income per share was $0.47.
•	Monthly active users (“MAUs”) were 593 million in March 2023, a net addition of approximately 11 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.
•	Average daily active users (“DAUs”) were 255 million in March 2023, a net addition of approximately 3 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the first quarter of 2023 had been the same as it was in the first quarter of 2022, or RMB 6.34=US$1.00.

First Quarter 2023 Financial Results

For the first quarter of 2023, Weibo’s total net revenues were $413.8 million, a decrease of 15% compared to $484.6 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2023 were $355.3 million, a decrease of 17% compared to $427.1 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $337.0 million, a decrease of 16% compared to $401.2 million for the same period last year. The decrease can be attributable to several factors, including (i) conservative advertising budget amid reopening; (ii) seasonality factor; and (iii) an unfavorable foreign exchange impact on our reported figures.

VAS revenues for the first quarter of 2023 were $58.5 million, an increase of 2% year-over-year compared to $57.5 million for the same period last year. The increase of VAS revenues was primary attributable to incremental revenue contribution from e-commerce business.

Costs and expenses for the first quarter of 2023 totaled $317.3 million, a decrease of 17% compared to $381.8 million for the same period last year. The decrease of costs and expenses was primarily attributable to less personnel related costs and marketing expenses.

Income from operations for the first quarter of 2023 was $96.5 million, compared to $102.8 million for the same period last year. Operating margin was 23%, compared to 21% last year. Non-GAAP income from operations was $128.6 million, compared to $141.7 million for the same period last year. Non-GAAP operating margin was 31%, compared to 29% last year.

Non-operating income for the first quarter of 2023 was $29.8 million, compared to a loss of $163.5 million for the same period last year. Non-operating income for the first quarter of 2023 mainly included (i) a $27.6 million net gain from fair value change of investments, mainly including net gains from fair value change of investments in Didi Global Inc. (OTC Pink: DIDIY) and INMYSHOW Digital Technology (Group) Co., Ltd. (SSE: 600556), which was excluded under non-GAAP measures; and (ii) a $2.7 million net interest and other income.

Income tax expense were $21.9 million, compared to $11.7 million for the same period last year. The increase in expense was mainly due to changes in deferred tax liabilities related to fair value change on certain investments.

Net income attributable to Weibo’s shareholders for the first quarter of 2023 was $100.5 million, compared to a loss of $67.5 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2023 was $0.42, compared to diluted net loss per share attributable to Weibo’s shareholders of $0.29 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the first quarter of 2023 was $111.2 million, compared to $132.9 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2023 was $0.47, compared to $0.56 for the same period last year.

As of March 31, 2023, Weibo’s cash, cash equivalents and short-term investments totaled $2.8 billion. For the first quarter of 2023, cash provided by operating activities was $180.6 million, capital expenditures totaled $18.2 million, and depreciation and amortization expenses amounted to $15.4 million.

Special Cash Dividend

The Company’s board of directors has approved a special cash dividend of US$0.85 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on June 26, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on June 26, 2023 (Beijing/Hong Kong Time). The aggregate amount of the dividend will be approximately $200 million. The payment date for holders of ordinary shares and ADSs is expected to be on or around July 19, 2023 and on or around July 26, 2023, respectively.

Environmental, Social and Governance (“ESG”)

Weibo released its 2022 ESG report in April 2023, outlining the Company’s initiatives and performance in key ESG areas for the fiscal year 2022. The ESG initiatives described in the report demonstrate our long-term commitment to sustainable development, covering the impact on our users, content creators, employees, business partners and other stakeholders. The report highlights our efforts in various areas, including cybersecurity and privacy protection, content quality, employee development, social responsibility and green operations. To view the 2022 ESG report, please visit: http://ir.weibo.com/esg.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on May 25, 2023 (or 7:00 PM – 8:00 PM Beijing Time on May 25, 2023) to present an overview of the Company’s financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BI844585d64f0c4fa08a241f3dd806dcd7

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, net results of impairment and provision on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible debt, senior notes and long-term loans. Adjusted EBITDA excludes interest income, net, income tax benefits/expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy; and impact of COVID-19 on the Company’s operations and financial performance. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2022	2022	2023
Net revenues:
Advertising and marketing	$427,121	$390,544	$355,300
Value-added services	57,501	57,454	58,478
Net revenues	484,622	447,998	413,778

Costs and expenses:
Cost of revenues (1)	104,801	106,087	85,853
Sales and marketing (1)	125,311	122,665	106,494
Product development (1)	112,434	99,328	90,676
General and administrative (1)	39,227	(40,552)	34,265
Total costs and expenses	381,773	287,528	317,288
Income from operations	102,849	160,470	96,490

Non-operating income (loss):
Investment related gain (loss), net	(177,950)	(3,582)	27,155
Interest and other income (loss), net	14,416	(17,508)	2,682
	(163,534)	(21,090)	29,837

Income (loss) before income tax expenses	(60,685)	139,380	126,327
Income tax benefits (expenses)	(11,716)	18,701	(21,852)

Net income (loss)	(72,401)	158,081	104,475
Less: Net income (loss) attributable to non-controlling interests	(4,877)	16,165	556
Accretion to redeemable non-controlling interests	-	-	3,427
Net income (loss) attributable to Weibo’s shareholders	$(67,524)	$141,916	$100,492

Basic net income (loss) per share attributable to Weibo’s shareholders	$(0.29)	$0.61	$0.43
Diluted net income (loss) per share attributable to Weibo’s shareholders	$(0.29)	$0.60	$0.42

Shares used in computing basic net income (loss) per share attributable to Weibo’s shareholders	235,206	234,040	234,705
Shares used in computing diluted net income (loss) per share attributable to Weibo’s shareholders	235,206	238,887	236,895

(1) Stock-based compensation in each category:
Cost of revenues	$2,337	$1,820	$2,536
Sales and marketing	4,615	3,686	4,613
Product development	13,336	10,774	13,800
General and administrative	6,763	7,097	6,676

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	March 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$2,690,768	$2,284,216
Short-term investments	480,428	492,640
Accounts receivable, net	502,443	477,490
Prepaid expenses and other current assets	391,502	424,184
Amount due from SINA(1)	487,117	491,644
Current assets subtotal	4,552,258	4,170,174

Property and equipment, net	249,553	241,383
Goodwill and intangible assets, net	245,223	241,529
Long-term investments	993,630	1,235,797
Other non-current assets	1,088,790	1,125,354
Total assets	$7,129,454	$7,014,237

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,029	$155,257
Accrued expenses and other current liabilities	923,678	705,885
Income tax payable	55,282	70,189
Deferred revenues	79,949	88,788
Current liabilities subtotal	1,219,938	1,020,119

Long-term liabilities:
Unsecured senior notes	1,540,717	1,541,293
Long-term loans	880,855	881,886
Other long-term liabilities	97,404	96,324
Total liabilities	3,738,914	3,539,622

Redeemable non-controlling interests	45,795	52,558

Shareholders’ equity :
Weibo shareholders’ equity	3,330,250	3,406,906
Non-controlling interests	14,495	15,151
Total shareholders’ equity	3,344,745	3,422,057
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,129,454	$7,014,237

(1) Included short-term loans to and interest receivable from SINA of $420.4 million as of December 31, 2022 and $431.6 million as of March 31, 2023.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2022	2022	2023
Income from operations	$102,849	$160,470	$96,490
Add: Stock-based compensation	27,051	23,377	27,625
Amortization of intangible assets resulting from business acquisitions	5,751	4,367	4,439
Accrual (reversal) of non-cash compensation cost to non-controlling interest shareholders	6,074	(36,225)	-
Non-GAAP income from operations	$141,725	$151,989	$128,554

Net income (loss) attributable to Weibo’s shareholders	$(67,524)	$141,916	$100,492
Add: Stock-based compensation	27,051	23,377	27,625
Amortization of intangible assets resulting from business acquisitions	5,751	4,367	4,439
Accrual (reversal) of non-cash compensation cost to non-controlling interest shareholders	6,074	(36,225)	-
Investment related gain/loss, net (1)	177,950	3,582	(27,155)
Non-GAAP to GAAP reconciling items on the share of equity method investments	(2,654)	24,662	4,183
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(4,631)	15,005	(157)
Tax effects on non-GAAP adjustments (2)	(10,771)	394	196
Amortization of issuance cost of convertible debt, unsecured senior notes and long-term loans	1,611	1,440	1,606
Non-GAAP net income attributable to Weibo’s shareholders	$132,857	$178,518	$111,229

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.56 *	$0.75 *	$0.47

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo’s shareholders	235,206	238,887	236,895
Add: The number of shares for dilution resulted from convertible debt (3)	6,753	-	-
The number of shares for dilution resulted from unvested restricted share units (3)	447	-	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	242,406	238,887	236,895

Adjusted EBITDA:
Net income (loss) attributable to Weibo’s shareholders	$(67,524)	$141,916	$100,492
Non-GAAP adjustments	200,381	36,602	10,737
Non-GAAP net income attributable to Weibo’s shareholders	132,857	178,518	111,229
Interest income, net	(10,986)	(11,784)	(9,743)
Income tax (benefits) expenses	22,487	(19,095)	21,657
Depreciation expenses	8,730	7,626	10,601
Adjusted EBITDA	$153,088	$155,265	$133,744

(1)	To adjust impairment and provision on, gain/loss on sale of, fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended
	March 31,	December 31,	March 31,
	2022	2022	2023
Net revenues
Advertising and marketing
Non-Ali advertisers	$401,196	$348,271	$337,031
Alibaba - as an advertiser	25,925	42,273	18,269
Subtotal	427,121	390,544	355,300

Value-added services	57,501	57,454	58,478
	$484,622	$447,998	$413,778